UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013.

Commission File Number 333-06208

BLUEPHOENIX SOLUTIONS LTD

(Translation of registrant’s name into English)

601 Union Street, Suite 4616, Seattle, Washington 98101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form  F-3 (Registration Nos. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and  333-185681) all as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934

Results of Annual General Meeting of Shareholders

At the annual general meeting of the shareholders (the "Meeting") of BluePhoenix Solutions Ltd. (the "Company"), held on December 26, 2013, the shareholders voted on the proposed resolutions set forth in the proxy statement, and resolved as follows:

(1)
Messrs. Melvin L. Keating, Thomas J. Jurewicz and Harel Kodesh were elected as directors of the Company (in addition to directors who qualify as “outside directors” as mandated by the Companies Law, 5759-1999); and

(2)
The Company’s auditor, Ziv Haft, was reappointed as the Company’s independent auditor for the period beginning on the date of the annual general meeting and ending on the date of the next annual general meeting of shareholders.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)

Date: December 26, 2013	By:	/s/ Rick Rinaldo
Rick Rinaldo
Chief Financial Officer

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